

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2018

Andrew J. England
Chief Executive Officer
National CineMedia, Inc.
9110 E. Nichols Ave., Suite 200
Centennial, CO 80112

        Re: National CineMedia, Inc.
            Registration Statement on Form S-3
            Filed on April 10, 2018
            File No. 333-224219

Dear Mr. England:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.

                                   Division of Corporation Finance
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